Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: FTAC Olympus Acquisition Corp.

Subject Company: FTAC Olympus Acquisition Corp.

SEC File No.: 001-39469

[LOGO]

What does it mean to be a public company?

What is a SPAC transaction? a public company formed with the goal of acquiring strong businesses (“Target”) and taking them into the public markets to accelerate growth and create value Publicly Listed Parent Company (Payoneer Global Inc.) Private Company (Payoneer) Publicly Listed SPAC Vehicle (FTOC) + = 3 SPAC = Special Purpose Acquisition Company

Our SPAC Partner FTAC Olympus Acquisition Corp. (NASDAQ: FTOCU) Ryan Gilbert President and CEO ▸ ▸ ▸ ▸ ▸ Early leader in the SPAC market IPO: August 2020 Expiration: August 2022 NASDAQ: FTOC Launched 6 other SPAC vehicles Betsy Z. Cohen Chairman of the Board ▸ Widely acknowledged as a pioneer in financial law, banking, real estate lending, investing and development Founded Jefferson Bank at 32 years of age The second female law professor on the East Coast Established Bancorp - a revolutionary concept in commercial banking ▸ ▸ ▸ 4

Main Terms You Should Know SPAC = Special Purpose Acquisition Company a public company formed with the goal of acquiring strong businesses (“Target”) and taking them into the public markets to accelerate growth and create value PIPE = Private Investment of Public Equity Refers to the practice of investors purchasing shares in a SPAC transaction (in the combined company – Payoneer Global Inc.) Enterprise Equity Value Value of the business, including debt, without the cash Market Cap Share price X number of shares outstanding 5

Our SPAC – Some Facts Transaction assigns Payoneer $3.3 billion pro-forma enterprise equity value The deal is expected to leave us with over $500 million in cash on our balance sheet The proposed transaction is expected to close in the Q2 2021, subjected to regulatory and shareholder approval, at which point Payoneer will be a publicly traded company. Until that date, Payoneer remains a private company The PIPE size is $300M, including some of the best tech investors in the world. Investors demonstrated very strong interest in participating in the PIPE transaction, higher than targeted 6

What Does It Mean for Us? Raises our profile and sends a message to customers and partners that we have a strong reputation Amazing milestone in the Payoneer journey – A great reason to celebrate We will be able to use our stock as a form of currency to make acquisitions Makes it easier to hire and retain top talent Our 2021 goals and 2023 strategy remain the same and we need to hit those targets, as shareholders will now be looking for results Capital to Support our Growth and market expansion strategy No change to our day-to-day work. We will continue to develop our platform and support our clients and customers worldwide We will keep SAME Payoneer, its culture, spirit and people 7

What impact will it have on compensation & equity? Once the deal closes, the options will be converted to the options of the new public entity and the change will be reflected in the Carta, our equity management system Existing outstanding option plan vesting dates will not experience any change The plan is that employees with vested stock options will participate in the sale of some of their stock when the deal closes Compensation and equity grants processes will continue as before 8

For More Info… You and your team can submit questions in the following form We will schedule groups’ sessions for Q&A, in the coming days More information will be shared in the next few weeks during the process 9

Thank You At Payoneer, we're a little different. We really go beyond. Pa'!iiJ eer GO BEYOND TRANSPARENCY We go beyond trust

Important Information and Where to Find It

In connection with the definitive agreement and plan of reorganization (the “Reorganization”) between Payoneer and FTAC Olympus Acquisition Corp., Payoneer Global Inc. intends to file with the SEC a preliminary proxy statement / prospectus and will mail a definitive proxy statement / prospectus and other relevant documentation to FTAC Olympus Acquisition Corp. stockholders. This document does not contain all the information that should be considered concerning the proposed Reorganization. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed Reorganization. FTAC Olympus Acquisition Corp. stockholders and other interested persons are advised to read, when available, the preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with the solicitation of proxies for the extraordinary general meeting to be held to approve the transactions contemplated by the proposed Reorganization because these materials will contain important information about Payoneer, FTAC Olympus Acquisition Corp. and the proposed transactions. The definitive proxy statement / prospectus will be mailed to FTAC Olympus Acquisition Corp. stockholders as of a record date to be established for voting on the proposed Reorganization when it becomes available. Stockholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC’s website at http://sec.gov or by directing a request to: FTAC Olympus Acquisition Corp., 2929 Arch Street, Suite 1703, Philadelphia, Pennsylvania 19104.

Participants in the Solicitation

Payoneer and FTOC, and their respective directors and executive officers, may be considered participants in the solicitation of proxies with respect to the potential transaction described in these materials under the rules of the SEC. Information about the directors and executive officers of FTOC is set forth in FTOC’s Prospectus dated August 25, 2020 filed with the Securities and Exchange Commission on August 26, 2020. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the potential transaction and a description of their interests will be set forth in the proxy statement/consent solicitation statement/prospectus when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

These materials are not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of FTOC or Payoneer, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.